May 19, 2008

Mr. James Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Judiciary Plaza

Washington, D.C. 20549

Re:	Covance Inc.
Form 10-K for the fiscal year ended December 31, 2007
Filed February 29, 2008
File No.: 001-12213

Via EDGAR Transmission

Dear Mr. Rosenberg:

Please refer to your comment letter dated May 8, 2008, concerning the Company’s Form 10-K for the fiscal year ended December 31, 2007. We are writing to inform you that we intend to provide a response to your comments no later than June 6, 2008.

If you have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

Very Truly Yours,

/s/ Ross A. Hyams
Ross A. Hyams

cc:	Tabitha Akins, Securities and Exchange Commission
Joel Parker, Securities and Exchange Commission